UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd Annual General Meeting of Shareholders held on May 5, 2009; and

2.               Press release issued by ABB Ltd dated May 5, 2009.

ABB Ltd

AGENDA AND RESOLUTIONS

from the Annual General Meeting of Shareholders

held on May 5, 2009, 10 a.m.

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

AGENDA AND RESOLUTIONS

1.              Reporting for fiscal 2008

(Reporting only)

2.1       Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2008

The shareholders approve the annual report, the consolidated financial statements, and the annual financial statements for 2008.

2.2       Consultative vote on the 2008 remuneration report

The shareholders accept the remuneration report (as per pages 49-55) of the annual report (non-binding consultative vote).

3                 Discharge of the Board of Directors and the persons entrusted with management

The shareholders discharge the members of the Board and the persons entrusted with management for fiscal 2008.

4                 Appropriation of available earnings and release of legal reserves

The shareholders approve the proposal of the Board of Directors,

•                  to release CHF 650’000’000 of the legal reserves,

•                  to allocate those released reserves to other reserves, and

•                  to carry forward the available earnings in the amount of CHF 2’555’479’132.

5                 Renewal of authorized share capital

The shareholders approve with the required majority of two thirds of the votes represented, and thereby also with the absolute majority of the par value of shares represented, the proposal of the Board of Directors to renew the authorized share capital in an amount not to exceed CHF 404,000,000 enabling the issuance of up to 200,000,000 ABB Ltd shares with a nominal value of CHF 2.02 each by not later than May 5, 2011 by amending the Articles of Incorporation with a new Article 4ter with the following wording:

		Article 4ter

Authorized Share Capital	1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 404,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 2.02 per share by not later than May 5, 2011. Increases in partial amounts shall be permitted.

	2	The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the restrictions of art. 5 of these Articles of Incorporation.

	3

The Board of Directors shall determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board of Directors may permit pre-emptive rights that have not been exercised to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Company.

	4

The Board of Directors is further authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:

a)     for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions; or

b)    for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

6                 Capital reduction through nominal value repayment

The shareholders approve the proposal of the Board of Directors,

•                  to reduce the share capital of CHF 4,692,041,526.70 by CHF 1’114’940’560.80 to CHF 3,577,100,965.90 by way of reducing the nominal value of the registered shares from CHF 2.02 by CHF 0.48 to CHF 1.54 and to use the nominal value reduction amount for repayment to the shareholders,

•                  to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction,

•                  to amend article 4 para.1 of the Articles of Incorporation according to the following wording  as per the date of the entry of the capital reduction in the commercial register:

Article 4

Share Capital	1	The share capital of the Company is CHF 3,577,100,965.90 and is divided into 2,322,792,835 fully paid registered shares. Each share has a par value of CHF 1.54.

•                  to amend article 4bis paras. 1 and 4, and article 4ter para. 1 of the Articles of Incorporation, correspondingly reflecting the reduced nominal value of the registered shares from CHF 2.02 by CHF 0.48 to CHF 1.54, as per the date of the entry of the capital reduction in the commercial register.

7                 Amendment to the Articles of Incorporation related to the capital reduction

The shareholders approve the proposal of the Board of Directors to amend article 13 para.1 of the Articles of Incorporation as follows:

Article 13

Agenda	1

One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 616,000 may demand that an item be included on the agenda of a General Meeting of Shareholders. Such inclusion must be requested in writing at least forty days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

8                 Elections to the Board of Directors

The shareholders re-elect, as proposed by the Board of Directors, the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2010:

•                  Roger Agnelli

•                  Louis R. Hughes

•                  Hans Ulrich Märki

•                  Michel de Rosen

•                  Michael Treschow

•                  Bernd W. Voss

•                  Jacob Wallenberg

•                  Hubertus von Grünberg

9                 Election of the auditors

The shareholders elect, as proposed by the Board of Directors, Ernst & Young AG as auditors for fiscal 2009.

This is a translation of the original German version. In case of any discrepancy, the German version shall prevail.

For the minutes:

Zurich, May 5, 2009	Diane de Saint Victor

General Counsel and Secretary to the Board of Directors

Press Release

For your business and technology editors

ABB shareholders approve all Board proposals

Zurich, Switzerland, May 5, 2009 — Shareholders of ABB, the leading power and automation technology group, have approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

All eight members of the Board were re-elected for another annual term. The Board of Directors re-elected Hubertus von Grünberg to the position of Chairman of the Board.

Shareholders voted for a payout of 0.48 Swiss francs per share for 2008, to be paid in the form of a reduction in the nominal value of the shares. They agreed to reclassify legal reserves to increase ABB’s share capital flexibility, and to renew the authorized share capital, a measure that allows the company to issue as many as 200 million shares during the next two years.

A total of 1,369 shareholders attended the annual general meeting and 52.5  percent of the total share capital was represented. They approved the annual report, the consolidated financial statements and the annual financial statements for 2008.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel. +41 43 317 7111
Tel: +41 43 317 6568	Sweden:	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA:	Tel: +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 5, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance